Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Eledon Pharmaceuticals, Inc. of our report dated March 20, 2025 (except for Note 9, as to which the date is August 14, 2025) relating to the consolidated balance sheet of Eledon Pharmaceuticals, Inc. as of December 31, 2024 and the consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity and cash flows appearing in the Annual Report on Form 10-K of Eledon Pharmaceuticals, Inc. for the year ended December 31, 2025, and to the reference to us under the heading “Experts” in the prospectus and prospectus supplement.

/s/ Crowe LLP

Los Angeles, California

May 1, 2026